Exhibit 99.2

ALAMOS GOLD INC.

AUDIT COMMITTEE

CHARTER

(Adopted by the Board of Directors on April 28, 2003)

A.

PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the Board of Directors (the "Board"), a majority of whom shall be "unrelated directors". (1)

2.

All of the members of the Committee shall be "financially literate" (i.e. Able to read and understand a balance sheet, an income statement and a cash flow statement).

3.

At least one member of the Committee shall have accounting or related financial expertise (i.e. Able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

6.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

7.

The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

8.

Meetings of the Committee shall be conducted as follows:

a.

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

_____________________________

(1)  “unrelated director” means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the issuer, other than interests and relationships arising solely from holdings in the issuer, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the issuer or any of its subsidiaries or affiliates; and (c) not a director (or similarly situated individual) officer, employee or significant shareholder of an entity that has a material business relationship with the issuer.  TSX does not consider a chair or vice chair of the Board of Directors who is not a member of management to be a related director.

b.

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

c.

the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

Chief Executive Officer

Chief Operating Officer

Chief Financial Officer

d.

other management representatives shall be invited to attend as necessary.

9.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C.

Roles and responsibilities

1.

The overall duties and responsibilities of the Committee shall be as follows:

a.

to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements;

b.

to establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

c.

to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

d.

to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

a.

To recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

b.

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

c.

review the audit plan of the external auditors prior to the commencement of the audit;

d.

to review with the external auditors, upon completion of their audit:

i.

contents of their report;

ii.

scope and quality of the audit work performed;

iii.

adequacy of the Corporation's financial and auditing personnel;

iv.

co-operation received from the Corporation's personnel during the audit;

v.

internal resources used;

vi

significant transactions outside of the normal business of the Corporation;

vii.

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

viii.

the non-audit services provided by the external auditors;

e.

to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

f.

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the Corporation's internal auditors are to:

a.

Periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

b.

Review and approve the internal audit plan; and (c) review significant internal audit findings and recommendations, and management's response thereto.

4.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

a.

Review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

b.

Review compliance under the Corporation's Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

c.

Review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

d.

Periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.

The Committee is also charged with the responsibility to:

a.

Review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

b.

Review and approve the financial sections of:

i.

the Annual Report to shareholders;

ii.

the annual information form;

iii.

prospectuses; and

iv.

other public reports requiring approval by the Board,

and report to the Board with respect thereto;

c.

review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

d.

review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

e.

review and report on the integrity of the Corporation's consolidated financial statements;

f.

review the minutes of any audit Committee meeting of subsidiary companies; (g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

g.

review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

h.

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

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